Mail Stop 0407

October 26, 2004

Via U.S. Mail and Fax (703) 480-7544

Matthew M. O`Connell
President and Chief Executive Officer
Orbimage Inc.
21700 Atlantic Boulevard
Dulles, VA 20166


	RE:	Orbimage Inc.
		Form 10
Filed September 13, 2004
		File No. 0-50933


Dear Mr. O`Connell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please revise your filing to comply with these comments in an amendment to the Form 10 filed no later than 15 days from the date of this letter. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10
General
1. We are aware of your October 4, 2004 press release, which states that your company has received "commitments from investors to purchase
6.5 million units," with each unit consisting of one share of common stock and one warrant with a 5-year maturity and an exercise price of $10 per share. The release further indicates that half of these units will be sold in a private placement to be conducted in late October 2004, and the remaining units will be sold via a public rights offering to existing Orbimage shareholders to take place in either late 2004 or early 2005. Since you have not yet filed a registration statement for covering those securities transactions, tell us the consideration given to the requirements of Section 5(c) of the Securities
Act of 1933 and the restrictions contemplated by Securities Act Rule
135. Please also tell us the proposed price for the public rights offering and the identity of the proposed investors in the private placement.

Item 1. Business

	Overview, page 1
2. Describe the material terms of each of your material contracts, and file copies of each such contract as an exhibit to the amended Form
10. This includes, but is not limited to, material customers and suppliers. In particular, discuss and file the various agreements covering:

* The various ongoing relationships you have with affiliates of your predecessor and those of Orbital Sciences, including those referenced in financial statement Note 4;

* Your relationships with NGA and other government agencies; and

* Ownership and use of your satellites, operational ground facilities, and executive offices.
3. Define the term "photogrammetry" and similar technical terms used throughout your Form 10.

Products and Services, page 3
4. Address in more detail the limited scope of the market for, as well as the prices of, your products and services.
5. Describe in reasonable detail the nature and extent of government restrictions on the sale or dissemination of satellite or other surveillance imagery or telemetry.

Competition, page 6
6. Elaborate on the "value added products" offered by Digital Globe and Space Imaging. In addition, provide a more extensive discussion of your methods of competition, including how you plan to fend off both domestic and foreign competitors and gain further market share. Recent Developments, page 7
7. Update the current discussion of the "NextView Contract" to address NGA`s award of that contract to you as a "Second Vendor," clarifying who the "First Vendor" is and what each of you do under the contract. Since the awarding of that contract to you appears to be a material trend, event, demand, commitment, or uncertainty that is reasonably likely to have a material effect on your company`s financial condition or operating performance, discuss it in your Management`s Discussion and Analysis. Also provide a discussion of the related insurance needs and costs.

Risk Factors, page 10
8. Since the Securities Litigation Reform Act of 1995 does not apply to statements made by your company, a non-reporting entity, please delete the related reference in the first paragraph of your "Risk
Factors" section.

Item 2. Financial Information

Selected Financial Operating Data, page 15
9. Revise the table of selected financial data to include earnings per share for each period presented.

Footnote (1), page 16
10. Disclose in more detail why you believe your measures labeled "EBITDA" are useful indicators of operating performance and your ability to service debt. Avoid mere conclusions that only state the measure is a "useful" or "meaningful" evaluation tool. Rather, explain in clear language what the meaningful information is and how it is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so.
11. Since you also use EBITDA to evaluate liquidity, specifically your ability to incur debt and meet your debt service obligations, you should also reconcile this non-GAAP measure to the most closely comparable GAAP measure of liquidity: cash flows from operating activities. Also disclose cash flows from operating, investing, and financing activities for each period presented.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 17
12. Expand your overall Management`s Discussion and Analysis ("MD&A") to discuss whether your net losses for fiscal years ended December 31, 2003 and the quarter ended June 30, 2004 disclose a trend that is reasonably likely to continue, and the underlying reasons why. In addition, disclose the level of revenues needed to obtain a positive gross profit and when management expects this to be achieved. Please refer to Section IV-B of Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies

Revenue Recognition and Contract Accounting, page 19
13. Provide more disclosure on the significant uncertainties in accounting for arrangements with multiple deliverables.
14. Provide us, supplementally, with a discussion and examples of the different types of elements in your contracts with multiple deliverables. Include in your discussion cancellation, right of return, or any refund-type provisions. In particular, tell us how you applied the guidance in EITF 00-21 or other appropriate accounting literature.
15. Expand your disclosure to identify the underlying factors that affect your estimation of revenues. Discuss how accurate your estimates have been in the past, how much your estimates have changed, why your estimates changed, and whether your estimates are reasonably likely to change in the future. Provide quantitative disclosures about your sensitivity to change and the impact on your financial condition or operating results.

Long Lived Assets, page 19
16. In assessing the recoverability of long-lived assets, disclose in more detail the uncertainties involved in estimating future cash flows expected to be generated by the asset.

Results of Operations

Direct Expenses, page 20
17. You disclose that the changes in your direct expenses are the result of several factors. Revise your disclosure to quantify the amount attributed to each factor. Also make similar revisions to the disclosures for selling, general, and administrative expenses.
System Depreciation, page 21
18. Expand your disclosure of "System Depreciation" to quantify the expected impact of depreciation and amortization on your future financial condition and results of operations.

Liquidity and Capital Resources, page 23
19. Expand your liquidity discussion to include your future cash requirements for operating and investing activities and discuss the expected resources available to satisfy those cash requirements resulting from your emergence from Chapter 11 Bankruptcy Protection. Describe known trends, demands, events, or uncertainties that are reasonably likely to have material effects in the future. Identify those items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows. Discuss your ability to generate adequate amounts of cash to meet the company`s needs for day-to-day operating expenses and material commitments on both a long and short-term basis. Please refer to Section IV-B of Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Capital Structure and Resources, page 24
20. Disclose your estimated amount of capital expenditures for the next year and the anticipated source of funds needed to fill those commitments.

Item 5. Directors and Executive Officers, page 29
21. Provide a separate sub-heading for the paragraph discussing your disclosure as to an Audit Committee Financial Expert.
Item 9. Market Price of and Dividends on the Registrant`s Common Equity and Related Security Holder Matters, page 35
22. Since it appears there is no established public trading market for your common stock, consider withdrawing your quotation of the high and low sales prices of your stock for the past two quarters. See Regulation S-K, Item 201(a)(1)(iii).

Item 15. Financial Statements and Exhibits

	Statements of Cash Flows, page F6
23. Revise your Statement of Cash Flows to disclose reorganization items separately within the operating, investing, and financing categories of the statement of cash flows. Refer to SFAS 90-7, paragraph 31.

Notes to Financial Statements

	Note 2, Significant Accounting Policies

		Revenue Recognition, page F10
24. Disclose the extent to which your satellite imagery contracts are cancelable.
25. Expand your disclosure for contracts under the percentage of completion method to comply with the guidance in Regulation S-X, Rule 5-02.3(c).
26. Provide use with your basis for using the percentage of completion accounting for "contracts to provide imaging processing services." Tell us how you applied the guidance in SOP 81-1 in determining that the percentage of completion accounting is appropriate. Cite any other appropriate literature.

Goodwill and Intangibles, page F11
27. Revise your disclosure to describe the goodwill impairment test required by SFAS 142. Also disclose in the critical accounting policies section at page 20 how the second step of the impairment test is performed, when needed.

Note 16, Information on Industry Segments and Major Customers, page
F23
28. Expand your disclosure to provide information about the extent of your reliance on major customers. Disclose the total amount of revenues from each major customer. Refer to paragraph 39 of SFAS 131.
















*	*	*	*

As appropriate, please amend your Form 10 and respond to our comments within 15 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John McIntyre, Staff Accountant, at (202) 942-2853 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 824-5526 or me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director
Orbimage Inc.
October 26, 2004
Page 1